EXHIBITS

Exhibit Number		Page
1	Copy of the press release.

Exhibit 1

January 24, 2018

Philippine Stock Exchange

3/F Philippine Stock Exchange Plaza

Ayala Triangle, Ayala Avenue

Makati City

Attention:  Mr. Jose Valeriano B. Zuño III

OIC - Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

January 24, 2018

Securities & Exchange Commission

SEC Building, EDSA

Mandaluyong City

Attention:  Mr. Vicente Graciano P. Felizmenio, Jr.

     Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,712 As of December 31, 2017	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	January 24, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT, Smart ink seven-year US$300M deal with Amdocs

Digital upgrade to enhance customer experience, engagement and product delivery

MANILA, Philippines, January  24 , 2018 – Leading Philippine telco and digital services provider PLDT (PSE: TEL) (NYSE:PHI) and its wireless subsidiary Smart Communications (“Smart”) today announced that they have entered into agreements to establish a strategic relationship with Amdocs (NASDAQ: DOX), under which this leading global provider of software and services to communications and media companies will upgrade and manage business technology systems serving PLDT and Smart customers, with the integration of artificial intelligence, machine learning, and other advanced technologies.

“Our strategic collaboration with Amdocs is a key component of our digital transformation to enhance customer experience, engagement and product delivery. With this agreement in place, we can focus on our core mission of serving our customers in the best possible way through powerful, pervasive connectivity, and relevant cutting-edge digital products and services created by ourselves or with partners like Amdocs and others who are leaders in their fields,” PLDT and Smart Chairman and CEO Manuel V. Pangilinan said.

Under a seven-year agreement, PLDT and Smart will undertake a business-led, technology-enabled transformative program through a US$300 million partnership with Amdocs. These agreements will: (i) modernize business IT systems serving PLDT and Smart’s customers through the introduction and adoption of advanced digital technologies and solutions; (ii) improve business processes and service levels aimed at enhancing customer experience; (iii) accelerate revenue growth by introducing new digital tools that will enable the business units to innovate their digital products and services in a timely manner; and (iv) introduce intelligent operations to bring efficiencies in delivering IT services which will result in OPEX savings during the term of the engagement.

The Managed Transformation Agreement among PLDT, Smart, and Amdocs involves transformation services which include the development of state-of-the-art, digital capabilities for Convergent Sales Operations, Digital Customer Experience across multiple channels, and Service Fulfillment and Network Rollout Systems, amongst others. The Agreement also involves managed services that cover the operation and modernization of the IT environment of PLDT and SMART encompassing application development and maintenance across critical IT components, such as Customer Relationship Management, Billing, Subscription and Campaign Management, amongst others.

“This milestone engagement will help boost our growth, and position us to take the lead in the next wave of digital innovation brought by new technologies such as Artificial Intelligence, machine learning and automation technologies. It is a partnership in real terms. And since this engagement takes the form of managed transformation services, certain manpower from our IT units would be offered career opportunities in Amdocs as regular employees. This represents a unique chance for these IT people to further build their careers in one of the leading software and services companies in the world,” Pangilinan added.

“PLDT is focused on delivering compelling customer experiences for their wide range of telecommunications and digital services across fixed line and cellular networks,” said Gary Miles, Chief Marketing Officer at Amdocs. “Our digital solutions and services will enable them to further enhance customer experiences across their brands for Home, Wireless and Enterprise services; while improving overall efficiencies to quickly innovate and launch new services to grow their data business.”

For this transaction, PLDT was advised by Allen & Overy, SyCipLaw and Deloitte Consulting Southeast Asia.

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PLDT’s Forward-Looking Statement

This press release may contain some statements which constitute “forward- looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Amdocs’ Forward-Looking Statement

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2017 filed on December 11, 2017.

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks. PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippinelisted companies.

About Amdocs

Amdocs is a leading software and services provider to the world’s successful communications and media companies.  As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery experience and intelligent operations.  Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017.  For more information, visit Amdocs at www.amdocs.com

Ramon R. Isberto	Shashi Shekhar Pandey
PLDT Inc.	Amdocs Public Relations
Spokesperson	Tel. No.: +91 7838291362/ +91+91 9582797659
Tel. No.: +63 2 5113101	E-mail: shashi.pandey@amdocs.com
E-mail: RRIsberto@smart.com.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By:/s/Ma. Lourdes C. Rausa-Chan Name:Ma. Lourdes C. Rausa-Chan Title:Senior Vice President and Corporate Secretary

Date:  January 24, 2018